Exhibit 1.01

Alleghany Corporation

Conflict Minerals Report

For the Year Ended December 31, 2017

Overview

This report has been prepared by Alleghany Corporation pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule currently designates columbite-tantalite or coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, wolframite (the metal ore from which tungsten is extracted), and their derivatives (tin, tantalum, and tungsten) as “conflict minerals” (collectively, “Conflict Minerals” or “3TG”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products if the company has reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or in a country that shares an internationally recognized border with the DRC (collectively, the “Covered Countries”).

Alleghany Corporation is a Delaware corporation that owns and manages certain operating subsidiaries and investments, anchored by a core position in property and casualty reinsurance and insurance. Alleghany Corporation and its subsidiaries may be referred to herein as “Alleghany,” “we,” “us,” or “our,” unless the context indicates otherwise. Although Alleghany’s primary sources of revenues and earnings are its reinsurance and insurance operations and investments, Alleghany also manages, sources, executes and monitors certain private capital investments primarily through its wholly-owned subsidiary Alleghany Capital Corporation and its subsidiaries (“Alleghany Capital”). Through Alleghany Capital, we own a controlling interest in R.C. Tway Company, LLC (“Kentucky Trailer”), a manufacturer of certain products that include components containing Conflict Minerals that are necessary to the functionality or production of such products (“necessary 3TG”), which products include custom trailers and truck bodies.

Kentucky Trailer’s manufacturing operations involving such products are considered downstream in the supply chain. Components containing necessary 3TG are acquired from others and then incorporated into Kentucky Trailer’s products, with the supply chains for such components involving one or more intermediaries, such as distributors or third party component manufacturers. Supply chains can be extended with respect to individual components, and there generally are multiple tiers between Kentucky Trailer’s direct suppliers and any 3TG mines, smelters or refiners. As a result of Kentucky Trailer’s downstream position in the supply chain, we do not have direct knowledge of the country of origin or chain of custody of the necessary 3TG, and our efforts to determine the sources of necessary 3TG are fundamentally dependent on the cooperation of Kentucky Trailer’s direct suppliers and, in turn, on their upstream suppliers within the supply chain.

A description of our diligence measures to determine the source and chain of custody of the necessary 3TG in Kentucky Trailer’s manufactured products is described below.

Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”) that was designed to determine whether necessary 3TG in Kentucky Trailer’s manufactured products (a) originated in the Covered Countries or (b) were from recycled or scrap sources. The RCOI was conducted in alignment with Steps 1 and 2 of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Gold and the Supplement on Tin, Tantalum, and Tungsten, Third Edition 2016 (collectively, the “OECD Guidance”). The RCOI process comprised of the following:

•	Identifying relevant suppliers;

•	Surveying relevant suppliers; and

•	Assessing survey data received from relevant suppliers.

Once Kentucky Trailer’s direct suppliers of components that contained, or that we believed may have contained, necessary 3TG were identified, Kentucky Trailer requested that such suppliers provide a completed Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template (the “CMRT”) to obtain information on the country of origin of any necessary 3TG included in the components supplied to Kentucky Trailer. Where applicable, publicly available information related to the supplier or its industry concerning necessary 3TG and its sources also was considered. We then reviewed and evaluated the supplier responses and other relevant information obtained, and conducted follow-up inquiries as necessary.

Kentucky Trailer received responses from nearly all suppliers surveyed. The vast majority of the suppliers who responded reported that the products they supplied did not contain any Conflict Minerals.

We believe the RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including the possibility of information being inaccurate, incomplete or falsified despite efforts to validate and confirm the information.

Design of Due Diligence Framework

We believe our processes conform, in all material respects, with the due diligence framework set forth in the OECD Guidance.

Due Diligence Measures Performed

To address the facts and circumstances pertaining to the specific supply chains, our Conflict Mineral due diligence efforts were primarily implemented by Kentucky Trailer. The description of the due diligence measures presented below is consistent with the organizational structure of the Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the OECD Guidance, as elaborated for downstream companies.

Step 1. Establish Company Management Systems

•	Conflict Minerals Policy: Alleghany has adopted a policy on “Responsible Sourcing of Minerals” that sets forth our commitment to responsibly sourcing minerals and establishes our expectations for our suppliers. This policy is in our Code of Business Conduct and Ethics For Our Business Partners, which is available on our website at www.alleghany.com.

•	Internal Teams: We assembled an internal working group, including Alleghany and Kentucky Trailer personnel, to oversee our compliance efforts and implement our due diligence measures as they relate to our Conflict Minerals program. A team representing business functions such as engineering, finance, operations management and purchasing, is responsible for implementing our Conflict Minerals compliance strategy at Kentucky Trailer. Program governance and oversight are performed at the Alleghany-level.

•	Internal Process: We have an established process to request and obtain information from Kentucky Trailer’s suppliers regarding the use and origin of the Conflict Minerals in product components supplied to Kentucky Trailer. This process includes use of the CMRT.

•	Records: We retain records regarding our Conflict Minerals program in accordance with the recommended record retention guidelines.

Step 2. Identify and Assess Risks in the Supply Chain

•	Due Diligence Chain of Custody: In 2017, Kentucky Trailer manufactured certain products that contained necessary 3TG where we could not reasonably conclude through the RCOI process that such 3TG derived from sources other than the Covered Countries or that such 3TG derived from recycled or scrap sources. Due diligence was conducted on the source and chain of custody of necessary 3TG in these products, which included a request that relevant suppliers complete a CMRT. The completed CMRTs were reviewed for reasonableness of responses and to look for inconsistencies or other apparent inaccuracies, and follow-up was conducted with suppliers who did not respond to the request for Conflict Minerals information by the requested date or who provided incomplete responses.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

•	Implementation Guidelines: The corporate oversight team developed and communicated guidelines relating to due diligence implementation to Kentucky Trailer. The corporate oversight team consulted with Kentucky Trailer concerning the Rule, as necessary, and reviewed the due diligence efforts conducted by Kentucky Trailer.

•	Review Process: We have a process to review the reasonableness and reliability of the responses of Kentucky Trailer’s suppliers. This review includes a review of the internal consistency of responses, as well as a review of the extent to which suppliers’ responses are reasonable based on the nature of the components they supply to Kentucky Trailer. We have also compared information provided by Kentucky Trailer’s suppliers with regard to smelters and refiners with publicly available information on “conflict free” sources.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Kentucky Trailer is a downstream consumer of necessary 3TG and generally is many steps removed from smelters and refiners who provide minerals and ores. As contemplated in the OECD Guidance’s framework for downstream companies, we do not perform or direct audits of smelters and refiners within Kentucky Trailer’s supply chain, and rely upon cross-industry initiatives, such as those led by the Conflict-Free Sourcing Initiative and the London Bullion Market Association, to conduct smelter and refiner due diligence.

Step 5. Report Annually on Supply Chain Due Diligence

This Report constitutes our annual report on our 3TG due diligence, is available on our website at www.alleghany.com, and is filed with the U.S. Securities and Exchange Commission.

Results of Due Diligence Measures

Supplier responses were reviewed to determine whether further engagement was necessary. The criteria included reviewing incomplete responses, as well as inconsistencies within the data reported by suppliers. There was no instance where it was determined to be necessary to implement risk mitigation efforts, temporarily suspend trade or terminate a supplier.

A significant number of the suppliers that responded to the surveys provided data only with respect to that individual supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or components supplied to Kentucky Trailer. As a result, we have been unable to identify the country of origin of 3TG contained in certain of the components supplied to Kentucky Trailer or the facilities used to process such 3TG.

Future Steps to Improve Due Diligence

We are continually working to improve the due diligence processes through increased supplier engagement, including with suppliers that provided incomplete responses to help ensure they provide all requested information, and through an ongoing review of the extent to which supplier representations can be viewed as reasonably reliable. Any new suppliers to Kentucky Trailer will be incorporated into our due diligence efforts.

Consistent with our policy on “Responsible Sourcing of Minerals,” as we gather more information from suppliers regarding the source and chain of custody of the necessary 3TG in Kentucky Trailer’s products, we will continue to take steps to mitigate the risk that the sourcing of those Conflict Minerals benefits armed groups in the Covered Countries. These steps may include efforts to communicate our policy to Kentucky Trailer’s suppliers, to monitor and implement evolving best practices, and to assess and leverage publicly available information about “conflict free” sources.

Information Relating to Forward-Looking Statements

This report contains disclosures which are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should” or the negative versions of those words or other comparable words. These forward-looking statements are based upon Alleghany’s current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and Alleghany’s future financial condition and results. These statements are not guarantees of future performance, and Alleghany has no specific intention to update these statements. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by Alleghany or on Alleghany’s behalf.

4